INVEST IN **BLENDER BOMBS**

The world's 1st superfood smoothie booster. Creating a brand new category!



FOR SMOOTHIES, OATMEAL, YOGURT & SNACKING
6
BLENDER BOMBS
GOJI, COCONUT & ACAI
Bomb Bar
LEMON POPPYSEED

LEAD INVESTOR

Devin Black

I invested in Bomb Enterprises because of their ambitious mission to transform the health and wellness space. I love the niche focus and drive to tap into a new market in a unique way. Helen used $300 and turned that into a $3MM business in only two years and along the way she built a rockstar team. We were most impressed by their organic growth so far and ability to think out of the box. I'm excited to support their future growth and expansion.

Invested $50,000 this round

blenderbombs.com   Charleston SC

Weight Loss | Blender Bombs | Smoothies | Cpg | Foodies

Highlights

1. 💸 $13MM+ in bootstrapped cumulative revenue (Most companies have investors by this point!)

2. 💯 Currently 100% female owned; CEO Helen Hall-Leland has 1 prior CPG exit

3. 👍 64%+ 12-month subscriber retention rate. (Most companies hover around 40%)

4. 📧 82K email subscribers and 100K+ cumulative following on Instagram

5. 🚚 Distributed through Amazon, Whole Foods, Walmart, Thrive Market and dozens of other retailers

5. 🚚 Distributed through Amazon, Whole Foods, Walmart, Thrive Market and dozens of other retailers

6. ⭐ 4.7 average rating, 56K+ customers, 3MM+ Blender Bombs sold online (that's a lot of smoothies!)

7. 💰Qualifies for the IRS section 1202 QSBS; so your gains are sheltered up to $10MM

8. 📎 Media buzz - Forbes, Southern Living, Cooking Light, South Magazine, The Dieline

Our Team



Helen Hall Founder & Chief Executive Officer

Helen used $300 and turned that into a $3MM business in only TWO years - all with no business or CPG experience, no salespeople, and no funding. Impressive is an understatement. She continues to implement growth strategies with a lean budget.

> When I was a personal trainer in 2017, my clients had no problem exercising, but when it came to eating healthy-now that was a problem. Smoothies are time consuming! So I developed Blender Bombs to simplify the addition of superfoods to their daily routine. It changed their lives, and I made my mission to impact more lives & change communities!



Beau Dickerson Chief Commercial Officer (started August '22)

With over 20 years of CPG experience, the past four years Beau has served as VP of US Field Sales, SVP of Commercial Strategy and Ops and SVP of National Sales. He helped take his last CPG company from $0 to $30MM+ in annual revenue in under 4 years.



August Vega Chief Strategy Officer (started August '22)

August started her CPG career as founder of plant-based dairy alternative, MALK. Within 8 years she grew MALK into a national brand doing over $20MM in revenue, built her own scale manufacturing, and brought in significant investment.



Caleb Goding Chief Financial Officer

Over the past 15 years, Mr. Goding has served as CFO and advisor to several privately held companies, high-net-worth families, and partnerships where he was responsible for all strategic financial decision making and reporting.



Casey Oksenhorn Director of Manufacturing & Distribution

Casey's ability to problem solve and negotiate has been essential to a 28% reduction in our packaging costs and a 66%% increase in our Amazon revenue over the last year with ZERO ad dollars, all while ensuring distribution runs smoothly.



Lauren Turgeon Director of Operations & Administration

Highly skilled in organization and process implementation, with 10+ years of experience in marketing and business operations, Lauren creates best business practices and workflows, and ensures the brand's mission is woven into all initiatives.



Stewart Parkhurst Corporate Account Executive

A challenger saleswoman who has been with BB for 4+ years. With 50+ wholesalers in her portfolio, she's shooting for over $1MM in non-key account revenue while managing a 10% promo spend with these accounts in 2022.



Allie Locklear Marketing Coordinator

Allie's strength is held to the standard of a digital creator. She plans out detailed marketing campaigns, executes digital space aspects, leads new packaging design and sets our ecommerce up for success.



Frances Chatneuff Director of Accounting & Finance

Frances graduated with a double major in Accounting & Finance and has 10+ years of experience in the field. She started her career working for a Fortune 200 manufacturer, focusing on standardizing costs, tracking & improving production, etc.



Scott Gillie Chief Franchise Development Officer

Scott Gillie has served as our Franchise Development Officer since our inception. Mr. Gillie also serves as the CEO for SCG Consulting, a franchise/fast food management company in Mount Pleasant, South Carolina from January 2017 to present.

Pitch


"THE EASIEST WAY TO ADD SUPERFOODS TO YOUR EVERYDAY"
BLENDER BOMBS
Original Bomb


Blender Bombs
OUR HERO PRODUCT
over 55% of our sales
THE "energy ball" made up of nuts, seeds, dates and other superfood ingredients, containing all the essential amino + fatty acids for whole-body health.
How do you use them?
No. 1: Blend 'em
in your smoothie to make it a filling + delicious meal
No 2: Break 'em
over your yogurt, oatmeal, acai bowl for a tasty meal
No. 3: Bite 'em
as a snack to keep you energized + powered 4 the day
2


Bomb Bars
OUR RUNNER-UP
over 25% of our sales
"These are the best bars I've ever had" *we hear it all the time.* The Bomb Bars are made with the same ingredients in Blender Bombs. They're delicious, filling, and keep you powered throughout your busy day. Eat them on the go! No artificial sugars. Not a single ingredient that you can't pronounce.
THE-SEVEN-FLAVORS
Lemon Poppyseed
Cacao Sea Salt
Peanut Butter Cookie Dough
Blueberry & Goji
Peanut Butter & Jelly
Java Chip
Cookies & Dream, *our Protein Bomb Bar*
3


A NOTE FROM OUR FOUNDER
From the jump, I used my Instagram platform and other marketing efforts to share Blender Bombs with potential customers. From first time purchasers to competitors, and everyone in between — I showcase myself and the brand in my most natural + transparent way.

Motto: vulnerability impacts + empowers others.

This is a big reason the company is where it is today; this openness has connected our brand with a community through trust and inspiration. I share our successes and failures, our "gong moments", and every lesson learned along the way. All with zero filter, zero gate-keeping, and full transparency.

Once in the hands of a first time consumer, Blender Bombs products sell themselves — they seal the deal to convert a one time buyer into a lifetime subscriber. During the purchase + consumption process, these customers feel deep connection to our woman owned brand, to myself, and to the team. They feel empowered to make impactful changes in their own lives, because they feel like they know us personally and intimately. This is one of the most powerful brand owner to consumer connections in the CPG category today.



THE WHY

we do what we do

Our mission is to spread the magic of our 80/20 lifestyle — one Blender Bomb smoothie, one superfood snack, one empowered human at a time.

How much are we raising and why?

It is worth noting....

Your investment in Bomb Enterprises, Inc may be up to 100% exempt from capital gains under the Qualified Small Business Stock Exclusion, Internal Revenue Code Section 1202.

*Please consult with your tax advisor for detail

TOTAL CAP RAISE $3.5MM

SHARE CLASS Preferred

TERMS Liquidation Preference, return of capital

VALUATION $25MM (25% discount for the first $1.5MM, $18.75MM Valuation)

USE OF FUNDS Growth Capital for the next 36 months. With a goal to more than double the value of the company during that period.

WHAT MAKES US SO SPECIAL

We *invented* the Blender Bomb. Unlike other products, we created a new category in the health foods sector, a superfood market disruptor.

We are currently 100% female-owned & WBENC certified!

Whole Foods Market increased our store count by 16% in May 2022. We are now in over 400+ stores.

Made in America! Designed and invented in Charleston, South Carolina. Manufactured in Charlotte, North Carolina + Marietta, Georgia.

We only use the highest-quality ingredients! We don't take shortcuts. Having values isn't free. But if you are reading this, you believe in the same stuff we do.


THE BLENDER BOMB >>>

INGREDIENT LIST





LOOK, WE KEEP IT SIMPLE AND DO THE HARD WORK FOR YOU

Instead of going to the grocery store, searching for a parking spot, cruisin' the aisles to find the 14 superfood ingredients; then once you're home, spend your mornings measuring out portions, should I go on? Helen created Blender Bombs. FOR YOU. Did we mention that, it's not only faster but more cost-effective to buy Blender Bombs?

Almonds | Dates | Pecans | Flaxseed | Hemp Seed | Walnuts | Chia Seed | Honey | Aloe | Bee Pollen | Sea Salt | Cinnamon | Pure Vanilla Extract | Dry Vinegar

just a few testimonials

Bbs make me feel better, more healthy in every day. I tell everyone about Blender Bombs because they have truly changed my life in lots of ways. So thank you for that 🧡

Thank YOU!!! Seriously all of your products have been life changing!

I was sooo sick during pregnancy, I lost so much weight from nausea and HG that I never actually surpassed my starting weight when I got pregnant, even at 40 weeks pregnant.

The ONLY thing I could keep down was a BB smoothie a day. And it made me feel better that my smoothie was dense and nutritious with a BB included. So I felt a little better knowing my bebe was getting a BB. 👶🥤🥰

just starting my day with a smoothie that has all the healthy ingredients that BBs have has made such a huge difference in my every day mentality. my perspective and approach to every day has completely shifted. it is so crazy that really overall i feel like a happier, more content person. now that I think about it, that "healthy" feeling changes everything!

BBs have changed my life. I struggled with confidence in my body, finding healthy things that actually tasted good and actually following through with incorporating them into my life. I started following you + Blender Bombs and felt so inspired to try them... AND I LOVE THEM. And now I'm a forever customer. Having a BB smoothie first thing in the morning sets my day up for (healthy) success. That FIRST healthy choice has been the biggest life changing decision, every single day. Truly, I tear up when I tell you that I have never felt so confident. Confident in my health, my body (physically + strength), and overall wellness and emotional health are on a level I never knew they could be. You're impacting lives and its so powerful. I'm your walking testimonial and couldn't be more proud to tell anyone and everyone TO BUY BLENDER BOMBS.

I had a rare and severe reaction to an antibiotic that caused temporary liver damage. I was so nauseous for weeks because of super elevated liver enzymes and the only thing I could keep down was fruit. So I started putting a blender bomb and frozen veggies in smoothies to get additional nutrition. I made 2-3 smoothies a day. It was one of the only things I ate for weeks. That was over 3 years ago and I'm completely recovered but I still have a bb smoothie at least 5 days a week. They are the best and they make me feel so good!

Mom of 3 here. I can't say enough about the bomb bars. All the moms out there know, snacks on hand at all time are a MUST — and just being confident that the bars I'm giving my kids have GREAT ingredients and are healthy, with no preservatives is the best feeling. I never feel any kind of guilt passing a bomb bar at ANY time. We have them on hand at all times — in the venter console, in my "kid pack", in my purse, in the garage for when they're playing outside. YOU made the gold that is what every mom needs! EVERY MOM need to subscribe to bomb bars monthly (and more than you think you need bc they're that good!)

ok, just a few more

Hiii!! This may sound weird but I just wanted to say thank you for creating the blender bombs. I'm a care taker for my 85 year old grandpa who has stage 4 cancer and after his recent hospital stay, he was unable to go to the bathroom even with laxatives. I use blender bombs for my smoothies but I made a smoothie for him last night using the peanut butter cacao blender bomb and I swear it helped him go to the bathroom - I know it's bc of the smoothie because we literally tried everything else and it was within hours. Anyway he feels so much better and requested another smoothie today using the bb!! Sorry if that's TMI but I just wanted you to know the positive impact your product has on people ❤️ love you guys!

So thankful for the blender bombs! They have been a game changer—I have been suffering with some health issues and I often struggle with what sounds good or what will sit well with my stomach and this is it! Started with the goji, coconut, and açaí Just ordered the coconut and sunflower seed and the aloe + Irish Sea moss!

I was recently diagnosed with Lyme disease and have been extremely lucky to not be super sick like most patients are. Although it's not a "cookie cutter" disease, most everyone with Lyme has to adapt and change their eating habits to support their gut and eat non inflammatory foods in order to help with lessening their symptoms. When I found that out, I realized I already check off ALL of those boxes and have been for years since following you and incorporating a blender bomb into my smoothie every single day. I truly believe that using Blender Bombs all these years to support my body and health + switching out the nasty ingredient products in my home (by your direction!) has helped my body maintain its strong and healthy state while fighting this disease. I will be a Blender Bomb customer for the rest of my life!!

Bb have helped me feel full first and foremost! They help
To curb my cravings (especially late night ones!) and feel full and energized throughout workouts and the day!And for me-- i don't cook. At all. Lol. But i have so much fun getting creative with different smoothies, açaí bowls... there's so much you can do... and always having something (edible) & tasty as a result!

I have a bomb bar every morning! Obsessed!! Thank you so much for this product!!

I for sure will thank you so much 💗 also ordered the lemon bars and those were the best things everrr

THE PROBLEM

Smoothies aren't filling! You're hungry just an hour later. They are time consuming to make, and the whole process is just inconvenient. The same issue happens with yogurt and oatmeal bowls. They lack flavor, nutrients, and you're never satiated.

THE SOLUTION

Blender Bombs are a superfood booster that make your smoothie a nutrient dense meal replacement; they add all of the essential amino + fatty acids for whole-body health.

Simply add one Bomb to your blender with fruit, water + ice, and BOOM! The WEAK smoothie problem is solved. *NOW* you'll be full for hours.

AND it didn't take hours to make.

It's a no brainer. You can also crumble Blender Bombs over yogurt and oatmeal. Delicious!

PRICE PER SERVING

BLENDER BOMBS SAVE YOU TIME + MONEY

$2.50	$5.51	$4.00	$11.99+
Per Blender Bomb	*Per Blender Bomb if you made them yourself*	*Per BB Smoothie*	*Per Store Bought Smoothie*
The price of one Blender Bomb	The price of one serving, after buying all 14-18 of the ingredients individually	All-in cost for a homemade 16 oz Strawberry Banana Smoothie with a Blender Bomb	Price to purchase a Strawberry Banana Smoothie and **only 8 of the ingredients** in our Blender Bomb
Time cost = the click of a button	Time cost = 2-3 hours + fully-stocked kitchen		


BEHOLD. THE GOLDEN NUGGET.

YOU ARE WHAT YOU EAT

SO BE A SUPERFOOD

GLUTEN FREE
We know *wheat* we are talking about!

VERIFIED NON GMO
Just trying to keep it real!

DAIRY FREE
MOOthing to see here!

SOY FREE
Soy is for sauce, not Blender Bombs!

PALEO FRIENDLY
Less time making smoothies and more time for life!

We're not the only ones who think Health + Wellness is a FOREVER THING

$764.2B Global Health & Wellness foods market*

0.1% = $76.42MM, that seems like a good start!

Why Blender Bombs?
- Fuller for longer
- More stable energy
- Supports healthy digestion
- Over 10+ plant ingredients
- All the essential amino acid
- Every essential fatty acid

Total Addressable Market

The global market for Health and Wellness Foods estimated at US $764.2 Billion in the year 2020, and is projected to reach a revised size of US $1.1 Trillion by 2027.

BOMB FOODS Target Audience

42% are young moms ages 25-35 with young children who are seeking convenience without sacrificing nutrition or health.

25% are busy professionals ages 30-50 with demanding schedules and active lifestyles.

80% of women identified themselves as the primary shoppers for their households.

72% of shoppers with children report purchasing organic items weekly.

Source: https://www.pewresearch.org/fact-tank/2019/09/24/among-u-s-couples-women-do-more-cooking-and-grocery-shopping-than-men/



LET'S TALK STATISTICS

120k+
Cumulative followers on Instagram between @blenderbombs and our founder @helenhall

82k
Email Subscribers

AS OF MARCH 2022

Returning Customer	73.8%
Average Order	$50+

DID I MENTION
we don't really have a sales department yet? Imagine what we can do once we have one!



What started with Helen elbow deep in ingredients, rolling (sticky) superfood balls in her kitchen, is now a multi-million dollar business.

COMPLETELY BOOTSTRAPPED* THE LAST 5 YEARS!

With over $13MM in sales since we started, we are rapidly growing and targeting $5.75MM in sales next year

$13+MM IN SALES SINCE WE LAUNCHED

TARGETING $5.75MM IN SALES THIS YEAR

*Investopedia: "Bootstrapping is building a company from the ground up with nothing but personal savings, and with luck, the cash coming in from the first sales...Bootstrapping has its origin in the early 19th century with the expression 'pulling up by one's own bootstraps.'...[implying] an obviously impossible feat."



Growth Trajectory!

Targeting $3.5MM+	$5.75MM	$12.95MM
2022	2023	2024

*Sales projected by calendar year

HOW WE'RE GOING TO GET THERE

- New Hires w/ Experienced CPG Leadership
- New Packaging
- Website Facelift
- Social Media & Influencer Expansion
- Hustle Smoothie Bar Expansion
- Marketing & Promos in Key Retailers

Our Growth Strategy

TO $13MM IN ANNUAL REVENUE BY 2025

RETAIL

Whole Foods: $2MM-$3MM by end of 2025 through in store sampling and promotions

Walmart: $1MM-$2MM by end of 2025 through sampling and Ibotta promos

Other Retail Growth: $1MM-$2MM through brand expansion

ONLINE

Current repeat customer rate: 73.8% of our DTC customers purchase at least 3 times within a year

Current online sales: 74.4% of our revenue

$8MM DTC/online by end of 2025 through paid advertising and organic marketing efforts

FRANCHISE

ROYALTY: 6% royalty fee will go to Bomb Enterprises off top line revenue. This means $36K-$51K/yr, per store. ***With 31 stores open, this would be $1.1MM-$1.6MM in recurring royalty revenue each year***

WHOLESALE SALES: Since each Hustle is a wholesale account, we will average $125K-$200K in wholesale sales per year, per location. ***With 31 stores open this would be $3.8MM-$6.2MM per year in recurring revenue each year***

FRANCHISE FEE: One time franchise fee of $29,500 per franchise sold

Sounds like a lot of work, who is going to help?

We made some new friends with a TON of CPG Experience they join Bomb Enterprises, Inc in August 2022

August Vega

CEO and Founder of MALK (2014-2021)

As a leader in FMCG industry, August started her CPG career as founder of plant-based dairy alternative, **MALK**. Over the course of eight years, she grew MALK from her home kitchen into a national/international brand doing **over $20MM in revenue**, built her own scale manufacturing, and brought in significant investment. Since her first concept August has driven strategy, data, marketing and analytics at the Urgent Company, a CPG platform of brands created to help drastically reduce the impacts of climate change while providing amazing traditional indulgences we all love. Driving businesses through data and strategy came natural to August considering her experience in clean tech prior to entering the food space. August lives in Houston, TX with her husband and son.

URGENT THE URGENT COMPANY | MALK | BANYAN WATER smart water management

Harold "Beau" Dickerson

SVP, Nat'l Account Sales, Crook & Marker

From Zero to $30MM + in annual revenue in 4 years

With over 20 years of CPG experience, the past four years Beau has served as Vice President of US Field Sales, Senior Vice President of Commercial Strategy and Operations and Senior Vice President of National Sales. He assisted Crook & Marker to: become the ***first ever adult beverage company to successfully launch nationally*** (US). Beau + team achieved over 50k points of distribution in first 36 months. **C&M became a top 50** (out of 9,000) supplier (1.2M cases) in second year of launch.

$26M in Nielsen scans in 2021; $40M in Revenues 2021

BOSTON BEER co. ESTD. 1984 | FIFCO | Pabst | CROOK &MARKER

Meet Hustle Smoothie Bar

our Blender Bomb retail experience store & smoothie bar


Hustle
Hustle
Hustle
SMOOTHIE BAR

You are investing in more than just a CPG company; did we mention that investing now let's you participate in the rights + royalties to the franchising of our smoothie bar? In July of 2022 we received the approval for our FDD (Franchise Disclosure Document).

Next stops up: Greenville, SC and Atlanta, GA.

Hustle Smoothie Bar currently does over $800K in annual revenue out of 950 sqft, in the suburbs of Charleston, SC.

BECAUSE SOMETIMES IT JUST HELPS TO SEE IT

COMPANY STRUCTURE

THIS IS WHAT YOU'RE INVESTING IN >>>

BOMB ENTERPRISES, INC
(f/k/a: Blender Bombs, Inc.)
DE - C - Corp
THIS IS WHERE INVESTORS COME IN

- **Bomb Foods, LLC** — *All food manufacturing*. Blender Bombs, Bomb Bars, Bomb Brownies, Bomb Bites, Bomb Cookies, Bomb Merch
- **HSB HOLDINGS, LLC** — *Franchise rights to Hustle Smoothie Bars. Receives revenue from selling territories and Royalties from Franchise locations*
- **80x20, LLC** — *Licenses the 80/20 suite of branding to other products. Think "Whole 30". This means any product can be 80/20 branded if it fits the criteria*
- **Bomb IP, LLC** — *All of the company IP is held and licensed from here.*

Financials

KEEP IN MIND THAT THIS ALL STARTED WITH $300

	2017	2018	2019	2020	2021	TOTAL
REVENUE	$1MM+	$2.14MM	$3.056MM	$3.364MM	$3.432MM	$12.98MM

And we have not taken any outside investment capital...yet! #bootstrapped

And we have not taken any outside investment capital, yet! #bootstrapped

*Investopedia: "Bootstrapping is building a company from the ground up with nothing but personal savings, and with luck, the cash coming in from the first sales...Bootstrapping has its origin in the early 19th century with the expression 'pulling up by one's own bootstraps.'...[implying] an obviously impossible feat."

Similar category disruptors have received MASSIVE VALUATIONS

$5B
In 2020, Mars Inc acquired KIND from the original Founder for $5B

KIND®

BLENDER BOMBS

VS. Blender Bombs

$18.75MM Valuation

$600MM
In 2017, Kellogg acquired RXBAR for $600MM

RXBAR®

The last few years have been laying the foundation for explosive long-term growth.

only made possible by your investment

01 — 2017 & 2018 PRODUCT DEVELOPMENT
Thanks to all my friends who tasted a "trial" recipe!

02 — 2019 MARKET EDUCATION & AWARENESS
Let me show you how easy it is to be healthy! And it is yummy.

03 — 2020 & 2021 DISTRIBUTION CHANNEL MARKETING
UNFI, Thrive Market, Walmart, Costco, this little thing called the internet.

04 — 2022 COMPANY RESTRUCTURING
Crossing our t's and dotting our i's on all things foundational + legal.

2023 ADVERTISING & MARKETING
It's time to creep on you like Instagram until you subscribe to a monthly order!

THE EXITS

Nestle, don't you want a Charleston Office?

IDEAL: Mission-Aligned Growth Equity Partner!
(We love making new friends)

LIKELY: Buybacks and Dividends
(Because everybody likes money)

Our operating leverage gives us the potential to become highly profitable in a way that supports buybacks & potentially substantial dividends

POSSIBLE: Acquisition
(Everything has a price y'all)

If the right partner approaches us for a sale at an attractive valuation, you bet your ass we'll consider it.

MEET OUR "ADD TO CART" PRODUCTS





Bomb Drizzle

The favorite "add to cart" item

over 6% of our sales

We launched this date & aloe "syrup" late 2020. You can add it to your smoothie, yogurt, oatmeal, pancakes, coffee, ice cream, charcuterie board, dressing, marinade. Should I go on? This product makes all of your kitchen creations "Instagram worthy." Get drizzy with it!

THE-FOUR-FLAVORS

Original

Cacao Sea Salt

Peanut Butter

Cinnamon RollBerry Bomb (coming soon!)



Bomb Butter

OUR "ONLINE ONLY" ITEM

over 5% of our sales

The ONLY smoothie butter on the market! Bomb Butter makes it even easier to make your smoothie.

Instead of having to buy nut milk and nut butter, just use 1-2 tablespoons of Bomb Butter and water! It's made with only 6 ingredients: honey, flaxseed, aloe vera, coconut cream, pure vanilla extract and sea salt.



Granola So Bomb

A favorite at Hustle Smoothie Bar

over 5% of our sales

CAUTION

You're going to be addicted. Our granola is grain-free and full of clusters so you can snack on it plain or put it on top of your smoothie. Did you know that adding 1/3 cup of granola to your smoothie can keep you even MORE full? The chewing motion triggers your hunger hormones and tells your body "I'm full" a little bit quicker.

THE-TWO-FLAVORS

Cluster Crunch

Superseed



BOTTOMS UP!

We can't wait for you to invest


today and join our bomb squad!


Investor Perks
SOME FUN FREEBIES FOR OUR TOP INVESTORS
$1,000+
One Blender Bombs Premium Smoothie Cup
$25,000+
A one year supply of Blender Bombs! Enough Blender Bombs for a smoothie five days a week. Plus a Lifetime subscription that entitles you to 15% off all online purchases and one Blender Bombs Premium Smoothie Cup
$100,000+
A one year supply of Blender Bombs for FOUR people! Enough Blender Bombs for FOUR people to a smoothie five days a week. Plus a Lifetime subscription that entitles you to 15% off all online purchases and one Blender Bombs Premium Smoothie Cup
$15,000+
A Lifetime subscription that entitles you to 15% off all online purchases, plus one Blender Bombs Premium Smoothie Cup
$50,000+
A one year supply of Blender Bombs for TWO people! Enough Blender Bombs for TWO people to have a smoothie five days a week. Plus a Lifetime subscription that entitles you to 15% off all online purchases and one Blender Bombs Premium Smoothie Cup
INTERESTED IN FRANCHISING
A HUSTLE SMOOTHIE BAR?
$250,000+
1 Free Hustle Smoothie Bar Franchise location ($29,500 value), plus the other perks. The Smoothie Bar franchise is subject to franchise terms and conditions and must be opened within 24 months of the initial investment. Location is on a first come, first serve basis and cannot be guaranteed.